Rank One Computing Corporation

1290 Broadway, Suite 1200

Denver, CO 80203

(303) 317-6118

December 3, 2025

Mr. Matthew Crispino

Ms. Jan Woo

Ms. Chen Chen

Ms. Kathleen Collins

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rank One Computing Corp dba ROC
Amendment No. 2 and No. 3 to Draft Registration Statement on Form S-1
Submitted September 26, 2025 and November 7, 2025, respectively
CIK No. 002077709

Dear Mr. Crispino, Ms. Woo, Ms. Chen, and Ms. Collins:

By letter dated November 18, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Rank One Computing Corporation (the “Company,” “we,” “us” or “our”) with the Staff’s comments to the Company’s Amendment No. 2 and No. 3 to Draft Registration Statement on Form S-1 filed on September 26, 2025 and November 7, 2025, respectively. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

For your convenience, the comments are listed below, followed by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Registration Statement on Form S-1, which is filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Results of Operations, page 50

1.	We note your revisions in response to prior comment 12. Please tell us how you calculated CAGR for the two-year period ended on December 31, 2024.

Response: We acknowledge the Staff’s comment. In reviewing our prior disclosure, we determined that referencing CAGR was not appropriate because the comparison covered only two periods. Accordingly, we have removed the CAGR reference on page 52 and now present the simple year-over-year growth rate instead.

2.	We note your revised disclosures in response to prior comment 11. In an effort to add additional context to the impact of the federal government’s budgetary process on your operations, please further revise to disclose the amount of revenue from R&D service contracts with the U.S. government and quasi-governmental entities for each period presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52 to provide the amount of revenue from R&D service contracts with the U.S. government and quasi-governmental entities for each period presented.

Liquidity and Capital Resources, page 53

3.	We note your revised disclosures in Amendment No. 3 submitted on November 7, 2025. Please revise to disclose the amount of minimum funding necessary to meet your operating needs for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 53 to include the amount of minimum funding necessary to meet its operating needs for at least the next 12 months, as well as the minimum number of months it expects to be able to conduct its planned operations using currently available capital resources.

Income Taxes, page F-9

4.	We note from your revised disclosure in response to prior comment 19 that the $4,404,912 of undistributed earnings at January 1, 2024 is included as part of retained earnings in your consolidated financial statements. Please tell us how you considered the guidance in SAB Topic 4.B to reflect the undistributed earnings in additional paid-in-capital upon termination of your S-Corporation status. In addition, move the pro forma financial information on page F-10 to the forepart of the filing, or explain why you believe presentation in the financial statements is appropriate. Refer to Rule 11-02(a)(12)(i).

Response: In response to the Staff’s comment, the Company has reviewed the guidance in SAB Topic 4.B and has revised its consolidated financial statements to reclassify the undistributed retained earnings as of January 1, 2024 to additional paid-in capital as of the conversion date. The Company has also revised the related disclosure on page F-26 to remove the prior reference to the accumulated adjustments account, which reflected a tax-based amount, and to state that the undistributed retained earnings were reclassified to additional paid-in capital in the Company’s consolidated financial statements.

With respect to the Staff’s request to move the pro forma financial information on page F-27 to the forepart of the filing, the Company has reviewed Rule 11-02(a)(12)(i) as well as 3410 “Sub-Chapter S Corporations and Partnerships” of The Division of Corporation Finance Financial Reporting Manual, and believes that the current presentation within the financial statements is appropriate, as the conversion from S-Corporation to C-Corporation represents a material event directly affecting the Company’s financial statements and related tax disclosures. Accordingly, the Company included the pro forma information in Note 2 to provide investors with a clear and integrated context for the financial reporting impacts of the conversion.

Note 6. Leases, page F-13

5.	Please revise to also provide the information presented in the tables on page F-14 for the year ended December 31, 2023. Refer to ASC 842-20-50-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-33 to include the required lease information for the year ended December 31, 2023 in accordance with ASC 842-20-50-4.

Revenue Recognition, page F-28

6.	Your revised disclosure in response to prior comment 4 states that customer contracts for post-contract support services (PCS) are either time-based or perpetual. However, on page F-10 you state that PCS for perpetual licenses are included for the initial 12-month period following license delivery, and customers can subsequently purchase extended PCS services annually. Please revise your disclosures on page 4 to clarify, if true, that your license arrangements, which include PCS, are either time-based or perpetual. In addition, your discussion regarding standalone selling price (SSP) refers to arrangements with licenses and PCS when it appears you have other arrangements that include multiple performance obligations (i.e., U.S, Government contracts with hardware, software and professional services and bundled security solutions with software, hardware, installation services and PCS). Please revise to ensure your discussion of SSP encompasses all arrangements with multiple performance obligations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-28 and F-29 to clarify the nature of its license arrangements and the related PCS terms. The Company has also revised its discussion of standalone selling price (SSP) on page F-30 to ensure it appropriately reflects all of the Company’s arrangements that include multiple performance obligations.

Note 11 – Segment Information, page F-38

7. Please address the following as it relates to your revised disclosures in response to prior comment 23:

●	Explain what is meant by your disclosures where you state “the measure used by our CODM to assess performance and make operating decisions is cash from revenues and expenses” and revise to clearly disclose the segment measure of profit or loss used by the CODM in assessing performance and allocating resources. Refer to ASC 280-10-50-22.

●	You state other expense are also reported to the CODM in connection with evaluating segment profit or loss. Revise to disclose the amount of any other segment items and include a qualitative description of the composition of other segment items. Refer to ASC 280-10-50-26B.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-38 to clearly identify the specific measure of segment profit or loss used by the CODM in assessing performance and allocating resources, as required by ASC 280-10-50-22. The Company has also revised the disclosure on page F-38 to quantify the other segment items reviewed by the CODM and to provide a brief qualitative description of what those items include, consistent with ASC 280-10-50-26B.

Amendment No. 3 to Draft Registration Statement on Form S-1

Certain Relationships and Related Party Transactions, page 86

8.	We note your response to prior comment 17 that you have entered into a stockholders agreement. Please revise to include a materially complete description of the stockholders agreement. We also note that you deleted references to being a controlled company. Please explain.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86 to include the materially complete description of the stockholders agreement, as amended and restated on January 18, 2024.

The Company removed references to being a controlled company based on a determination that the Company is not a controlled company and will not be a controlled company following the IPO transaction. A “controlled company” is one in which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. No individual or company currently holds nor will hold, following the IPO transaction, more than 50% of such voting power. The amended and restated stockholders agreement will terminate upon the closing of the IPO transaction and will not be replaced by any new stockholders agreement. No written or oral agreement currently exists nor will exist following the IPO transaction among any of the Company’s current stockholders to act together for the purpose of acquiring, holding, voting or disposing of any of the Company’s equity securities. As a result, no “group” as defined in Rule 13d-5(b)(1) of the Exchange Act currently holds nor will hold following the IPO transaction more than 50% of the voting power for the election of directors.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Tony Brown via email at tony.brown@roc.ai.

Very truly yours,

/s/ Scott Swann
Scott Swann
Chief Executive Officer

Cc: Soyoung Lee, Esq.

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